EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We consent to the incorporation by reference in the registration statement (No. 333-65879) on Form S-8 of CDI Corp. of our report dated June 30, 2014, with respect to the statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the CDI Corporation 401(k) Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 30, 2014